Putnam Investments
One Post Office Square
Boston, MA 02109

June 17, 2015

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sally Samuel

Re:	Putnam Funds Trust (the “Trust”) with respect it its series, Putnam Small Cap Growth
Fund (the “Fund”)
Post-Effective Amendment No. 211 to the Registration Statement on Form N-1A
File Numbers: 333-00515; 811-07513

Dear Ms. Samuel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the effectiveness of the above-referenced post-effective amendment to its registration statement (“PEA No. 211”) on Form N-1A be accelerated to June 29, 2015, or as soon thereafter as practicable. This request for acceleration of effectiveness supersedes the request for acceleration of effectiveness that was filed on June 10, 2015.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, (iii) the Staff’s comments, the Trust’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility, and (iv) the Trust may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Caitlin Robinson at (617) 760-0044 as soon as PEA No. 211 has been declared effective.

Very truly yours,

By: /s/ Caitlin E. Robinson
Name: Caitlin E. Robinson
Title: Associate Counsel

cc:	James F. Clark, Esq., Putnam Investments
James E. Thomas, Esq., Ropes & Gray LLP

Putnam Retail Management
One Post Office Square
Boston, MA 02109

June 17, 2015

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sally Samuel

Re:	Putnam Funds Trust (the “Trust”) with respect it its series, Putnam Small Cap Growth
Fund (the “Fund”)
Post-Effective Amendment No. 211 to the Registration Statement on Form N-1A
File Numbers: 333-00515; 811-07513

Dear Ms. Samuel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Putnam Retail Management, as principal underwriter of shares of the Fund, hereby joins in the request of the Trust for acceleration of the effective date of the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A so that it becomes effective on June 29, 2015, or as soon thereafter as practicable.

Very truly yours,

By: /s/ Caitlin E. Robinson
Name: Caitlin E. Robinson
Title: Associate Counsel

cc:	James F. Clark, Esq., Putnam Investments
James E. Thomas, Esq., Ropes & Gray LLP